Exhibit 99.1

Date: June 6, 2013

To: All Canadian Securities Regulatory Authorities

Subject: KOBEX MINERALS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	May 14, 2013

Record Date for Voting (if applicable) :	May 14, 2013

Beneficial Ownership Determination Date :	May 14, 2013

Meeting Date :	July 8, 2013 (AMENDED)

Meeting Location (if available) :	Suite 950
609 Granville Street,
Vancouver, B.C.

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	49989C105	CA49989C1059

Sincerely,

Computershare
Agent for KOBEX MINERALS INC.